SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  14 June 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 31 May 2013
99.2	Total Voting Rights 03 June 2013
99.3	Transaction in Own Shares dated 03 June 2013
99.4	Transaction in Own Shares dated 04 June 2013
99.5	Transaction in Own Shares dated 05 June 2013
99.6	Transaction in Own Shares dated 06 June 2013
99.7	Transaction in Own Sharesdated 07 June 2013
99.8	Transaction in Own Shares dated 10 June 2013
99.9	Transaction in Own Shares dated 11 June 2013
99.10	Transaction in Own Shares dated 12 June 2013
99.11	Transaction in Own Shares dated 13 June 2013

Exhibit 99.1

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 31 May 2013 it acquired 99,413 of its own ordinary shares at an average price of 1908.9826 pence per ordinary share.  The highest and lowest prices paid for these shares were 1920 pence per share and 1899 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,164,045 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,595,252.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 31 May 2013, the Company's issued share capital consists of 268,759,297 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 1,857,413 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 266,901,884.

The above figure, 266,901,884 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Exhibit 99.3

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 3 June 2013 it acquired 62,000 of its own ordinary shares at an average price of 1895.3264 pence per ordinary share.  The highest and lowest prices paid for these shares were 1904 pence per share and 1883 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,226,045 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be
266,533,252.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 4 June 2013 it acquired 50,000 of its own ordinary shares at an average price of 1898.5247 pence per ordinary share.  The highest and lowest prices paid for these shares were 1904 pence per share and 1890 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,276,045 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,483,252.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 5 June 2013 it acquired 159,802 of its own ordinary shares at an average price of 1854.7819 pence per ordinary share.  The highest and lowest prices paid for these shares were 1876 pence per share and 1837 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,435,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,323,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 6 June 2013 it acquired 132,000 of its own ordinary shares at an average price of 1833.1247 pence per ordinary share.  The highest and lowest prices paid for these shares were 1848 pence per share and 1815 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,567,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,191,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 7 June 2013 it acquired 200,000 of its own ordinary shares at an average price of 1833.1449 pence per ordinary share.  The highest and lowest prices paid for these shares were 1845 pence per share and 1823 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,767,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,991,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 10 June 2013 it acquired 125,000 of its own ordinary shares at an average price of 1830.2350 pence per ordinary share.  The highest and lowest prices paid for these shares were 1840 pence per share and 1822 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,892,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,866,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 11 June 2013 it acquired 100,000 of its own ordinary shares at an average price of 1800.0809 pence per ordinary share.  The highest and lowest prices paid for these shares were 1813 pence per share and 1788 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 2,992,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,766,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):                       +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 12 June 2013 it acquired 80,000 of its own ordinary shares at an average price of 1811.4114 pence per ordinary share.  The highest and lowest prices paid for these shares were 1830 pence per share and 1799 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,072,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,686,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 13 June 2013 it acquired 100,000 of its own ordinary shares at an average price of 1787.2680 pence per ordinary share.  The highest and lowest prices paid for these shares were 1803 pence per share and 1769 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,172,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,586,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 June 2013